VIA EDGAR ONLY

November 25, 2015

United States Securities and Exchange Commission

Attn: Courtney Haseley, Staff Attorney

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	STL Marketing Group, Inc.
Amendment No. 3 to Form 10-12(G)
Filed February 20, 2015
File No. 000-55013

Dear Ms. Haseley:

STL Marketing Group, Inc. (the “STL Marketing” or the “Company”) is in receipt of your letter dated November 10, 2015 requesting a response to the comment letter you sent to the Company on March 11, 2015 on the above captioned filing. Pursuant to your conversation with our counsel, the Company plans to respond to the March 11, 2015 comment letter with complete and substantive responses by December 10, 2015, which is ten (10) business days from today’s date.

Thank you for your assistance and review.

Sincerely,

STL Marketing Group, Inc.

/s/ Jose Quiros
Jose Quiros
Chief Executive Officer